Exhibit 5.1

[LATHAM & WATKINS LETTERHEAD]

November 13, 2007

Medivation, Inc.

201 Spear Street, 3rd Floor

San Francisco, CA 94105

Re:	Issuance of 758,117 Shares of Common Stock of Medivation, Inc.

Ladies and Gentlemen:

We have acted as special counsel to Medivation, Inc., a Delaware corporation (the “Company”), in connection with the proposed issuance by the Company to Azimuth Opportunity Ltd. (the “Investor”) of 758,117 shares of common stock, $0.01 par value per share (the “Shares”), pursuant to the Common Stock Purchase Agreement, dated September 7, 2007, between the Investor and the Company (the “Purchase Agreement”), and associated preferred stock purchase rights (the “Rights”) to be issued pursuant to the Rights Agreement dated as of December 4, 2006 between the Company and American Stock Transfer & Trust Company, as rights agent (the “Rights Agent”). The Shares and associated Rights are included in a registration statement on Form S–3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2007 (File No. 333–145122) (the “Registration Statement”).

This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-B under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related Prospectus, other than as expressly stated herein with respect to the issue of the Shares and the associated Rights.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters. We are opining herein as to General Corporation Law of the State of Delaware and we express no opinion with respect to any other laws.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, when the Shares shall have been duly registered on the books of the transfer agent and registrar therefor in the name or on behalf of the Investor, and have been issued by the Company against payment therefor in the circumstances contemplated by the Purchase Agreement, the issue and sale of the Shares and associated Rights will have been duly authorized by all necessary corporate action of the Company, and the Shares and associated Rights will be validly issued, and the Shares will be fully paid and nonassessable.

Medivation, Inc.

November 13, 2007

This letter assumes, with your consent, that the Board of Directors of the Company has acted in accordance with its fiduciary duties in adopting the Rights Agreement, and does not address whether the Board of Directors may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances then existing. Moreover, this letter addresses corporate procedures in connection with the issuance of the Rights associated with the Shares, and not any particular provision of the Rights or the Rights Agreement. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Company’s Form 8-K dated November 13, 2007 and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Latham & Watkins LLP